Exhibit 99.4

FOR IMMEDIATE RELEASE

GoldMining Announces Appointment of John Griffith as Chief Development officer of Gold Royalty Corp.

Vancouver, British Columbia – August 31, 2020 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; OTCQX: GLDLF) is pleased to announce the appointment of John Griffith as Chief Development Officer of its subsidiary, Gold Royalty Corp. (“Gold Royalty”). Mr. Griffith has also joined the advisory board of GoldMining.

David Garofalo, Chairman and CEO of Gold Royalty, commented: "We’re delighted to welcome John to the Gold Royalty team. As the former Head of Bank of America’s Metals and Mining Investment Banking, John has advised on more than $60 billion of successful mining transactions over the past decade alone. John was a trusted advisor to me and Goldcorp in our US$32 billion merger with Newmont Mining last year, the largest merger ever completed in the gold sector. I am confident that John’s wealth of experience in capital markets with one of the largest investment banks in the world will serve Gold Royalty very well as we grow our business."

John Griffith commented: "It is a tremendous privilege to be working closely with David Garofalo, Amir Adnani and the team at Gold Royalty and GoldMining as we set out to build upon an already exciting portfolio of assets to create value for all stakeholders. The royalty and streaming business model has emerged over the past decade to become a critical yet growing part of the global precious metals sector.  Whether funding development growth, M&A, or enhancing balance sheet strength, royalty and streaming companies are no longer viewed as niche players within the industry, but as a primary source of capital and efficient vehicles for driving sector-leading investment returns."

Mr. Griffith is a former Managing Director and the Head of Americas Metals & Mining Investment Banking for Bank of America (2006-2020). He brings nearly 30 years of financial services sector experience spanning three continents, including 26 years of global investment banking expertise. He has advised senior management and executive board members in M&A, capital markets, investor relations, risk management and general advisory in the global mining industry.

John’s global landmark transaction was representing Goldcorp in its merger with Newmont Mining in 2019. Other notable advisory transactions in the gold sector include Barrick Gold’s sales of Yilgarn South, Kanowna Belle and Plutonic for A$400 million, Eldorado Gold’s acquisition of European Goldfields for $2.5 billion, Agnico Eagle’s acquisition of Comaplex Minerals for $655 million and Yamana Gold’s sale of Agua Rica to Xstrata and Goldcorp for an undisclosed amount.

He has extensive structuring and negotiating experience and has led complex multi-jurisdictional transactions. In an industry first – he structured the US$648 million gold stream with Franco Nevada to partially finance, in combination with high yield notes and equity, Lundin Mining’s US$1.8 billion acquisition of the Candelaria mine from Freeport McMoRan. Most recently, John worked extensively with Triple Flag Precious Metals Corp., a private precious metals-focused royalty and streaming company backed by Elliot Capital Management Corporation.

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3

Mr. Griffith holds a Bachelor of Commerce from the University of Cape Town and is a dual citizen of the U.S. and Canada.

About Gold Royalty Corp.

Gold Royalty Corp., a private wholly-owned subsidiary of GoldMining, is a gold-focused royalty company. Gold Royalty's royalty portfolio is expected to initially comprise of 0.5% to 2.0% net smelter return ("NSR") royalties on the Company's interest in 14 existing projects with the opportunity to expand the royalty portfolio through the Company's buy-back rights on existing NSR royalties ranging from 0.5% to 2% held by third-parties on up to 5 of the 14 projects.

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia and Peru. Additionally, GoldMining owns a 75% interest in the Rea Uranium Project, located in the Western Athabasca Basin of Alberta, Canada.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Chairman
Garnet Dawson, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Forward-looking Statements

This document contains certain forward-looking statements that reflect the current views and/or expectations of GoldMining with respect to its business and future events, including expectations and future plans respecting each of GoldMining's and Gold Royalty's, business plans and strategies. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining and Gold Royalty, operate. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs Annual Information Form for the year ended November 30, 2019, management's discussion and analysis for the three months ended February 29, 2020 and other filings with Canadian securities regulators, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities law.

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3